Filed by: 1st United Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: 1st United Bancorp, Inc.

Subject Company’s Commission File No.: 001-34462

Final Transcript

VALLEY NATIONAL BANK: Valley National Bancorp

May 8, 2014/10:00 a.m. EDT

SPEAKERS

Dianne Grenz - Valley National Bank

Gerald Lipkin - Valley National Bank

Alan Eskow - Valley National Bank

Rudy Schupp - 1st United Bank

PRESENTATION

Moderator	Good day, ladies and gentlemen. Thank you for standing by, and welcome to Valley National Bank conference call. At this time, all participants in a listen-only mode. Later, we’ll conduct a question and answer session. Instructions will follow at that time. (Operator’s instructions) As a reminder, this conference is being recorded. I would now like to turn the conference over to our host, Dianne Grenz. You may begin.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Dianne	Good morning. Welcome to our conference call to discuss the announced merger of Valley National Bancorp and 1st United Bancorp Bank. If you’ve not read the press release we issued early this morning, you may access it along with the investor slides regarding the proposed merger through Valley National’s Web site at valleynationalbank.com or from United Web site at 1stunitedbankfl.com or on the Forms 8-K which were filed this morning with the SEC at their Web site at www.sec.gov.

Comments made during this call may contain forward-looking statements relating to Valley National Bancorp, 1st United Bancorp, the merger and the banking industry. We encourage participants to refer to Valley’s and 1st United’s joint press release regarding the merger and each party’s SEC filings, including Forms 8-K, 10-K, and 10-Q for a complete discussion of forward-looking statements.

Also, this call may be deemed to be soliciting materials of Valley and 1st United in connection with the proposed merger of 1st United into Valley. Shareholders of both companies are urged to read the joint proxy statement and perspectives that will be included in the registration statement on Form S-4, which Valley will file with the SEC in connection with the proposed merger because it will contain important information about Valley, 1st United, the merger, and related matters. And now, we’d like to turn the call over to Valley’s Chairman, President and CEO, Gerald Lipkin.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Gerald	Thank you, Dianne. Good morning, and welcome to our conference call. Accompanying this morning’s comments is an investor presentation, which was filed under Form 8-K and may be assessed on Valley’s and 1st United’s Web site. In my prepared remarks, I will reference the investor presentation.

Joining me this morning are Warren Orlando, Chairman of 1st United Bancorp; Rudy Schupp, CEO of 1st United Bancorp; John Marino, President and CFO of 1st United Bancorp, and Alan Eskow, Senior Executive Vice President and CFO of Valley National Bank. Also in the room are Peter Crocitto, Senior Executive Vice President and COO and Ira Robbins, Executive Vice President and Treasurer.

I have the pleasure to announce Valley’s expansion into the Florida marketplace through our merger with 1st United Bancorp, as well as a well-managed and growing commercial bank. This transaction will provide Valley an entrée into one of the fastest growing growth markets within the United States and augment Valley’s current franchise. Warren, Rudy, John and the entire employee base of 1st United have built an organization we respect with a strong and similar culture to Valley located in one of the most striking demographic regions. In 1st United, we believe we have found the perfect fit to grow our franchise.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

As summarized on page four of the investor presentation, this bold and unique strategy we are announcing today is appealing to the future growth of Valley largely due to the overall attractiveness of the Florida marketplace, the competitive position, attractive client base, and management team of 1st United; the financial metrics which Alan will discuss shortly, and the extremely low risk we see in this transaction.

On pages five and six, you’ll note the decision to expand Valley’s branch footprint beyond the New Jersey and New York Metropolitan marketplace was not taken lightly. In 2001, Valley made the strategic decision to enter the New York marketplace. Although a natural extension from a geographic perspective, many of the challenges encountered in entering New York resonate with our decision today. We have proven unequivocally that Valley’s approach to traditional relationship-based commercial banking is both portable and effective when executed appropriately.

Since our initial entrée into New York, we have created a New York specific franchise with over $3 billion in both loans and deposits and on a stand-alone basis, would be the 12th largest commercial bank headquartered in New York. Today, much of our new loan volume is attributable to Valley’s decision over 10 years ago to diversify geographically. Valley National Bank and New York are now synonymous with one another. We now intend to create a similar value-added franchise in Florida’s most desirable urban markets.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Valley’s decision to diversify geographically was officially enhanced by both the current and perspective economic conditions of each region. In large part, as a result of Florida’s business-friendly environment, over the last three years, the growth in gross metro product of Valley’s new Florida footprint is tripled that of the current market in which Valley operates. Further, the growth prospects continue to be favorable both from a corporate and consumer perspective. The corporate tax rate in Florida is 5.5%, nearly 40% less than New Jersey and New York. More importantly, the personal income and inheritance tax in Florida is non-existent, which is a significant factor to entrepreneurs seeking to either establish or relocate their businesses. Keep in mind these are the bread and butter type of customers we typically serve at Valley.

In merging with 1st United, we are not only obtaining a profitable commercial bank with a seasoned and talented management team, but more importantly, gaining entrée into a pure growth market at pricing multiples far more favorable than those we believe are available for desirable acquisition targets in Valley’s current New Jersey or New York footprint. In short, in 1st United, Valley is obtaining future earnings at a fair multiple while simultaneously gaining a foothold into a more favorable economic growth market.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

As reflected on slide six of the investor presentation, approximately 63% of Florida’s population and much of the business growth is aggregated in the MSAs in which 1st United is currently situated. The personal income and population growth in these demographics is staggering and equally integral in Valley’s decision to partner with 1st United.

As you’ll notice on slide seven, franchise growth is a critical factor in the current environment of soaring regulatory course and compressed margins caused by unprecedented low interest rates. Since our last acquisition in 2012, we continue to actively seek other merger candidates and now have found such a perfect partner. On slide seven, we’ve identified a few of the motives which drove our decision to specifically merge with 1st United.

The management experience of Rudy, Warren and Jon are second to none. They have demonstrated an uncanny ability to grow opportunistically by a both organic means and mergers and acquisitions. We anticipate Rudy will spearhead the growth in Valley’s Florida franchise through similar methods utilized at 1st United. And now, I’d like to call on Rudy to provide a brief overview of 1st United.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Rudy	Thanks, Gerry. Thanks, very much; glad to be here and thanks for all of you dialing in today.

We did start a bank by buying a bank back in 2003 called the Advantage Bank and our proposition probably is much like in terms of values and ethics of that which we’ve seen here at Valley. We did focus on commercial and corporate banking as our power ally if you well. And as a function that and headquartering in Boca Raton, we were able to lift the company to a $1.7 billion in aggregate assets and to become the seventh largest bank headquartered in Florida by measure of deposits, which are about $1.4 billion today.

And actually, just like Valley, which is one of the reasons we got very excited about Valley is they conducted so much of the business, particularly in commercial corporate, the way we do. That fit is always nice and we see an amiable deposit base at Valley, and we’ve been boasting about our deposit base, 38% in DDA, which is hard one customer at a time and in our case, largely corporate commercial, for years.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

We also are not strangers to acquisitive growth to complement organic growth. While organic growth was a little muted in the recession, we tended to buy our growth, which was three failed banks, for example, in that period supplemented by a couple of healthy banks. And today, organic growth is revived in late-’12 and in ’13 and so, we’re kind of happy as long-time bankers to see that we can grow organically every day in Florida because when you make it yourself, you make it the way you want to if you will, shape loans and so on. So, we bought eight banks over the years, and we think we can be helpful to the greater Valley and that connection in Florida.

Lastly, I think we have very strong regulatory relationships. I was privileged to sit on the Federal Reserve Bank for the Southeast in Atlanta for many years. John would tell you that was maybe as much a curse as a pleasure because they spent more time looking at us, but we earned our good grades we believe in building our books of business and so.

This chart also on page eight shows you a basic statistical profile of the company, which we can certainly expand on at any point, but thanks so much for including us today.

Gerald	So, thank you, Rudy. Alan, please provide them now with a financial overview of the terms associated with the transaction.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Alan	Thank you, Gerry. So, the structure of this transaction is 100% common stock. The shareholders of 1st United will receive approximately 30.7 million shares in an exchange ratio of where they’re receiving .89 shares of Valley stock in exchange for each of their shares.

The transaction, using the date of the 5th of May and a closing price of Valley at $9.83, will have a total value of $312 million and that does include options that will be cashed out as part of the transaction. We expect this to be a non-taxable merger.

The price-to-tangible book is 1.8 times. Price-to-2015 estimated EPS is 17.8 times, and that does not include any of the cost saves. There’s a market premium of 19.8% to the 1st United shareholders. Again, all this is based upon a May 5th closing price of Valley.

The earnings are expected to be accretive to Valley in 2015 and again, this does not include all the synergies that we expect to achieve in this transaction, which Gerry will speak about a little bit later. Tangible book value will have a 2.7% dilution approximately, and we expect the earn back to be 4.25 years. Capital will be immediately accretive to tier one risk-based capital and to TCE/TA. The loan mark was 1.93% of their non-covered loans, again, which is not substantially higher than the allowance that they had on their books.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Cost saves are anticipated to be 25% of their 2013 non-interest expense while it’ll be about 28% of their 2014 projected non-interest expense. There will be about $26 million of after-tax one-time charges. Our staff went down and did due diligence on their loan portfolio, and we covered 70% of their non-covered loan portfolio. Their portfolio of non-covered loans is about $929 million. Our approvals for this transaction will be the normal approvals, which will be regulatory, the FDIC Loss Share agreements, the 1st United shareholder approval for the merger, and Valley receiving approval of its shareholders to increase its common stock authorization.

As Gerry spoke about, we’re inheriting a very strong Florida management team, and we expect the closing to take place around the fourth quarter of 2014.

Gerald	Thank you, Alan. On slide 10, we’ve identified a few of the high-level synergies we believe are obtainable within short order. Please keep in mind that we have not included many of these synergies in the financial terms in which Alan just reviewed.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Presently, consumer lending in the form of residential mortgages and indirect automobile lending account for almost 30% of Valley’s loan portfolio. Internally, we view these businesses as complementary to Valley’s core commercial lending competence. To date, since these products and services have not been emphasized by 1st United, we believe there is significant opportunity to expand and integrate the consumer business lines through 1st United’s branch and lending network.

For many prior years, nearly 100% of Valley’s indirect automobile paper was originated across multiple geographies ranging from Florida to Canada through a relationship with an independent third party insurance company. Presently, we originate over 30% of our indirect auto from states and geographies not supported by Valley’s branch network. All consumer loans are sourced locally, underwritten centrally in New Jersey and closed back in the field. Hence, the organizational structure, process and management are currently in place to expand this product line to Florida.

Similarly, we have established a first rate residential mortgage department, which over the last two years, originated and processed nearly $3.5 billion of new loans. We believe the internal processes developed and infrastructure designed to facilitate this level of activity is portable, and we will provide tremendous value to the 1st United customers and geographies in which they operate.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Also, as with our auto loans, many of our residential mortgages are sourced in the branches, underwritten in New Jersey, and closed in the field. As with many of Valley’s past acquisitions, the ability to enhance the commercial borrower relationship through an expanded lending limit is one of the most profitable and easily obtainable enhancements. Most of 1st United’s current commercial loans are under $5 million, which is several times less than Valley’s current hold limit. The ability to provide additional capacity to 1st United’s current commercial base while simultaneously allowing their lenders to seek larger transactions should increase volume quickly.

In addition to the new lending synergies enhancements, the 1st United delivery channels will not only reduce operating expenses, but provide expanded benefits to the current customer base and allow for marketing of additional products and services. As an example, within the next week, Valley will be introducing an enhanced mobile banking app, complete with our mobile remote deposit feature. The development and institution of new technologies and more importantly, the ability to leverage the cost across a larger scale is more important than ever. Streamlining efficiencies and capitalizing on economies of scale is a priority and mergers such as this transaction enable Valley to expedite the process.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

On slide 11, we point out that technology and the development of new products and services not only benefits Valley’s customers and reduces overhead, but to a large degree, enables a regional bank such as Valley to expand geographically without encountering significant execution risk. As described on slide 11, Valley’s current adoption and integration of technology such as remote deposit capture and video conferencing will be deployed in Florida and utilized to manage risk and assimilate the Florida franchise.

In my 39 years with Valley, we have executed and successfully integrated over 25 individual bank acquisitions. The team we have in place is exceptional and well versed in maximizing cost efficiencies while making every effort to make the transaction seamless for every customer. We take great pride in establishing minimal account disruption, which leads to greater retention of both staff and customers.

As evidenced on slide 11, we historically convert the entire data system of the acquired institutions onto Valley’s network within 90 days of closing the transaction while allowing most customers to retain their existing account numbers. This speed not only expedites the anticipated cost saves, but further reduces customer attrition. I might add we are very proud that we operate the entire Valley system, all of its offices on a single platform online real time. In addition, we entered into a three-year employment agreement with Rudy Schupp and employment agreements with Warren Orlando and John Marino for varying terms which we believe will be significant in maintaining both customer relations and continued growth.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

With our expansion into Florida, we want to be very clear to our customers, employees, shareholders and communities in which we presently operate. We are by no means abandoning our current footprint, or diminishing efforts to maximize the enormous existing opportunity within our current geography. We remain open to additional M&A opportunities in our marketplace. We have every intention to enhance our efforts to expand the New Jersey and New York loan portfolios. We are fortunate to operate in one of the most densely populated and wealthy demographics within the world, and we intend to continue to expand our New Jersey and New York Metropolitan footprint.

During the fourth quarter of 2013, we reported annualized non-covered loan growth of nearly 7%. During the most recently quarter-end, we reported annualized non-covered loan growth of 5%. We believe there is opportunity in our marketplace, and we intend to demonstrate solid loan growth consistent with the economic conditions prevalent.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

That being said, we believe the present growth opportunities in Florida exponentially enhance Valley’s expansion prospects and provide a springboard for additional future organic and M&A growth. Alan will now provide a brief overview of the pro forma bank as reflected on slides 14 through 16 of the presentation.

Alan	Thank you, Gerry. So, we do have a financial summary here, which shows on page 14 Valley by itself/1st United by itself, both as of March 31, 2014 and the pro form impact of the combination of the two organizations. Assets will go from $16.3 billion of Valley to $18.1 billion. We will go from 204 branches adding 1st United’s 21 to 225 branches and capital ratios, as you can see on this page, TCE to tangible assets will go up from 6.91% to 7.0% TCE to risk-weighted assets will go from 9.21% to 9.40%. Our leverage ratio will stay approximately the same. Our tier one risk-based capital ratio will go up from 9.72% to 9.9% and our total risk-based capital ratios will stay approximately the same. So, you can see it has a nice impact on our capital ratios.

If you turn over to slide 15, the loan composition, there’s a lot of detail on this page showing each of the institutions separately. But I think at the end of the day, 1st United contributes about 9% to our total loans in the combined organization. One of the things is that they are also strong in commercial real estate with about 62% of their loans in that category.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

When you get to the last column in the last pie chart and you look at the results in terms of the percentage of the various types of loans, basically they stay pretty much the same. There’s a slight increase in commercial real estate. Valley was at 44% and with 1st United’s 62% we go to 46%. There is some change also in a couple of the other areas, but they’re very, very slight. So, the total loan book will be about $12,854,000,000.

On page 16 where we show you the deposit composition; again, very similar in terms of what we look like before and after. Again, 1st United will contribute about 11.25% of deposits. One of the things we like very much about them is that their non-interest bearing are also very substantial relative to their total deposit portfolio at 38%. Valley is at 33%, and I think as everybody knows that follows Valley, we strive to have as much non-interest bearings as we can on our book. So at the end of the day, we will have $4,245,000,000 of non-interest bearing or 33%, which really is no change from what you’ve been looking at at Valley all along. Gerry.

Gerald	Thank you, Alan. In conclusion, although the look of Valley on a map may be different, our approach to traditional relationship commercial banking will not change. Throughout my tenure at Valley, we have remained a plain vanilla commercial bank and going forward, we plan to stick to our niche. Our focus on credit quality and serving the communities in which we operate will remain paramount.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

We are extremely excited and looking forward to a successful integration. We believe the combination of both banks will deliver significant returns to both our Valley and now our 1st United shareholders. With that, I will now open the conference to questions.

Moderator	(Operator’s instructions) Our first question comes from Steven Alexopoulos from JP Morgan. Your line is open.

Steven	Good morning, everyone.

Gerald	Good morning, Steve.

Steve	I see the price-to-estimated earnings on this one slide is around 18 times. Is that your estimate for earnings, or are you using consensus numbers?

Alan	No, we’re using consensus numbers.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Steve	Okay. Nothing against rely on consensus, but could you give us your estimate for bottom line net income at pre- and post-cost savings being realized from the deal?

Alan	We think that they’re going to run pretty close to what the estimates have shown, plus our cost saves, which we’ve given you the percentages there.

Steve	Yes. So, Alan, on the cost saves of 25%, should we be basically taking 25% out of $15 million of expenses last year for 1st United, or about $12.5 million?

Alan	Yes, that’s about right.

Steve	Okay. Given it’s a market extension deal, that seems a bit on the high side. Could you give us a breakdown of where you intend to get the cost saves from to that degree?

Alan	I think a lot of is in—there will be some staffing changes. I mean, remember, there is always some overlap on the staffing side. In addition, there’s a large lease down there that’s going to be changing over that’s going to save us a substantial amount of money, something that’s coming due. A lot of computer costs are always factored in, and they have a fairly high computer cost and we’re going to convert them, obviously, as soon as we can, which I would anticipate would probably take 90 days or thereabouts to make that occur. In addition, some of just the incentive comp numbers that are out there.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Gerald	There’s also a substantial board fee savings.

Alan	Right. I mean there’s the normal - there’s board fees, the insurance, the accounting fees, etc., etc.

Steve	Final question; the $26 million after-tax charge seems pretty high. It’s $36 million pretax. What’s costing that much to close this deal?

Gerald	You’re going to have to read the S-4.

Steve	Okay and maybe your dilution number-to-tangible book in the 4.25 year earn back, does that include that charge?

Gerald	Yes, it includes everything. Yes.

Steve	Okay. All right. Thanks for the color.

Moderator	Our next question comes from [indiscernible] with [indiscernible].

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

M	Hello. Good morning. Just a couple of questions on the regulatory side; can you just go over that with us again, specific approvals that you need and the timing for them? And then also, can you just talk about was this—did they run an auction process? Can you just maybe talk about how this deal came about, the timing of this whole process?

Alan	Yes, just in terms of the regulatory, it’ll be the normal regulatory for us. So, that’ll be the OCC, the FRB. We also need to go to the FDIC on the loss share agreements. That’s your typical things that we will have to do.

In terms of how this came about, you’ll have to read the S-4 when it gets published.

M	Okay. Is there any comment on the low-end of the collar?

Alan	Is there any comment? I’m sorry. I don’t understand your question.

M	There’s a collar here, right?

M	Correct.

M	Right. Okay. What happens if it breaches the collar?

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Alan	Yes, at the low end, there’s a potential for cash to be paid out.

M	Okay.

Alan	That’s in the release.

M	Okay. So, would you make the shareholders whole on that portion?

Alan	Yes, on the downside, yes, we would. That’s what it says it in, again, in the release. Yes.

M	And the ratio would remain .89?

Alan	That’s correct.

M	Okay. Thank you.

Moderator	(Operator’s instructions) Our next question comes from Karl [indiscernible] from Logan Capital. Your line is open.

Karl	Good morning and congratulations on what seems like a great deal for both parties. Gerry, this question is directed at you. I’m just wondering; since you guys are doing a deal and you’ll be increasing your share count, do you intend to maintain the dividends, the current dividends?

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Gerald	It is our intention at this point to maintain the dividend. But again, I repeat; the dividend is set every quarter by our board and I can’t project out what would happen in the future. I’d get shot by my people here.

Karl	Fair enough.

Gerald	But, we have no plans at this moment to change the dividend.

Karl	Sounds good. Thank you.

Moderator	Our next question comes from Collyn Gilbert with KBW. Your line is open.

Collyn	Thanks, good morning, guys.

Gerald	Good morning, Collyn.

Collyn	Just a question on the regulatory approvals. Did you guys sort of vet this through your regulators before you pulled this deal together?

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Gerald	We did what would be appropriate.

Collyn	Okay. And then in terms of just thinking about this expansion and the growth prospects in Florida, how do you sort of compare that to the expansion on the Long Island with State? I mean it seemed like at the time, you guys were encourage by the outlook of growth for Long Island and it sounds like still a lot of your growth certainly is coming from New York certainly versus New Jersey. I guess just balancing maybe sort of accelerating the growth in New York versus Florida. If you could, just kind of walk me through the thinking on those two things.

Gerald	We operate in three distinct marketplaces - New Jersey, New City/Long Island, and now Florida. Each of them has unique demographics that present opportunities for us. Right now, the New York City demographics are showing the strongest growth in our franchise, on our present franchise. But even that compared to the counties in Florida in which 1st United operate is dwarfed. I mean they’re showing phenomenal growth in those counties in Florida where we will be moving. That was one of the primary attractions to this transaction.

The regulatory costs keep soaring. By growing the franchise is one of the ways we can spread that cost over a larger base. There are cost savings that come into play because of that in addition to which the current interest rate environment is, I don’t have to tell anybody who watches banks, is very difficult. With record low interest rates prevailing for an extended time period, the net interest operating margin of a bank, the spread between the revenue we receive on our loans and what we pay our depositors to fund those loans, keeps shrinking. The only way to make up for that is increased volume. This looks like one good opportunity for us in relatively short order to increase our volume.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Collyn	Okay. On that point, Gerry, how much do you think you can sort of scale this business? I mean a $1.7 billion franchise isn’t huge relative to your $16 billion base that you have in your legacy market. How quickly or sort of what’s your growth view on how much you can really move the needle from the floor to franchise?

Gerald	I wouldn’t want to put a specific number because that’s very difficult. I’d rather think of it in a broader term. I think it will be significant, our growth potential there. Keep in mind they don’t do the residential; they don’t do the auto lending, and these are things even before we get together and finalize the merger that we’re going to be able to start to get the wheels rolling in that direction. As far as the lending limit is concerned, immediately they’re going to be able to start making larger loans and they could participate those loans with us because they wouldn’t normally have made a loan that large and are not comfortable holding it.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

So, even before the merger closes, I think we’re going to get a jumpstart on this and it’s going to help us with our numbers almost immediately. I have one of the most cooperative groups of bankers in Florida that I’ve ever experienced in any merger that we’ve done in the past, and I’m not disparaging any of the other groups, but this group is really intent on making this work. I’m very excited about that.

So, I think there are a lot of opportunities that are going to present themselves a lot sooner than one would assume in a normal transaction. Normally, you figure, well, we’re going to wait until after the thing closes and then we’ll start to work with their lenders and do larger loans. We don’t have to do that here. Starting tomorrow, we would be receptive to participate with the folks at 1st United to get this thing running very quickly.

Collyn	Okay. Just one final question; so, you’ve done a good job laying out the strategic benefits for this move. How should we think about, or how are you guys thinking about like the financial implications, the financial targets I mean in terms of ROA, ROE, what this does to the efficiency ratio? I mean how do we think about the impact there? How are you guys thinking about the impact there?

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Alan	You know what, Collyn? First of all, you have cost saves that are going to take time to come into play. They’re not going to happen in the first quarter. They’re going to take a full year for them to take place. We need scale. As Gerry said, we need the growth from those loans to happen.

I think for the moment, banks’ levels of earnings and ROA and ROE are much lower than they were before, but I think ours have certainly the ability to grow from where we’ve been in the last couple of quarters or the last two years. We expect certainly that we will do better than we’ve done.

Collyn	Okay. Okay. That’s all I had. Thanks, guys.

Gerald	Okay, thank you.

Moderator	We have a follow-up question coming from the line of [indiscernible]. You line is open.

M	Hello. You mentioned earlier about you did what was appropriate about speaking to the regulators. We’ve seen a lot of transactions in the bank space obviously and there’s been a lot of criticisms in regards to some of the transactions. And so, just to clarify that the regulators, including the Fed specifically, have been very stern on the due diligence and the actual process. So to be clear, you’ve had a chance to talk to them and not necessarily get the green light as far as approval is concerned, but at least them giving you the opportunity to pursue this transaction.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Gerald	It would be very unfair of me to try to say what the regulatory reaction would be at this point. It’s just something that—I don’t want to put them in a box. I don’t want to put Valley in a box. What I said is we did what we believe is appropriate. We’re comfortable with the condition of both institutions to the point that we feel we have a reasonable probability that this thing will go through.

M	I think the only other point I would make is that we did do another transaction, the one that was referenced here, State Bank in Long Island in 2012 and I don’t think we have any real issues relative to the regulators at that point in time.

M	Okay. In the frame of reference, you’re seeing that in similar mindset and shareholders should potentially look at that in similar mindset.

M	It’s just a reference point in terms of that’s something we did in the last couple of years.

M	Okay. Thank you, guys.

VALLEY NATIONAL BANK

Host: Gerald Lipkin

May 8, 2014/10:00 a.m. EDT

Dianne	Are there any further questions?

Moderator	I’m showing no further questions at this time.

Dianne	Okay. Thank you for joining us on our conference call this morning. As a reminder, you may refer to Valley’s and 1st United’s Web site for information regarding the proposed merger, as well as other important information regarding the two companies. Have a good day.

Moderator	Ladies and gentlemen, this conference will be available for replay today after 12:00 p.m. through May 8, 2014. You may access the AT&T Teleconference Replay System at any time by dialing, 1-800-475-6701 and entering the access code 326724. That does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.